082-03209

OMV Aktiengesellschaft

09046281

OMV Investor News

OMV expands its E&P portfolio by investment in the Kurdistan Region of Iraq

SUPPL

May 17, 2009

RECEIVED 2009 JUN -2 A 10:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

- OMV acquires a 10% share in Pearl Petroleum Company Limited
- OMV to participate in the appraisal, development and production of two very large gas fields in the Kurdistan Region of Iraq
- Possible feedstock for the planned Nabucco pipeline

OMV, the leading energy group in the European growth belt, has successfully expanded its E&P portfolio in the Middle East by signing an agreement with the sellers Crescent Petroleum Company International and Dana Gas PJSC to acquire a 10% share in Pearl Petroleum Company Limited, a company which is set-up to appraise, develop, and produce the world class multi TCF (trillion cubic feet) Khor Mor and Chemchemal gas fields in the Kurdistan Region of Iraq. OMV has made an initial payment of USD 350 mn. Contingent payments may be made depending on further reserves determinations.

The Khor Mor and Chemchemal gas fields have significant gas reserves and contingent resources including condensates and LPG which have been evaluated by an independent expert. Currently gas is being produced from the Khor Mor field and is fed into the power stations at Erbil and Bazian. Appraisal work on Chemchemal, the second gas field, will start during 2009. Further expansion of the facilities will increase production substantially. Based on the current assessment, production could reach a level of 3 bcf/d (billion cubic feet per day, equate to approximately 500,000 boe/d) (gross) around 2015. These volumes will initially satisfy the requirements of local industry with substantial quantities available for export to destinations primarily Turkey and Europe via the planned Nabucco pipeline. The significant proceeds generated by this project will benefit the whole of Iraq as well as the Kurdistan Region.

Helmut Langanger, OMV Executive Vice President, responsible for Exploration and Production stated: "OMV is very pleased to announce a long-term partnership between OMV, MOL, Crescent Petroleum and Dana Gas in this project. OMV now has the rare opportunity to participate in the appraisal, development and production of very large gas reserves close to the European market which has significant potential to serve as feedstock for the Nabucco pipeline. This transaction will significantly enhance OMV's position within the Middle East especially as OMV sees the Kurdistan Region of Iraq as an important area for growth."

6/2

Move & More. OMV

OMV E&P: Balanced international E&P portfolio
OMV holds a balanced international E&P portfolio in 17 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume was 317,000 boe/d in 2008 and the Company's proven reserves at the end of 2008 were approximately 1.21 bn boe.



TURKEY
SYRIA
MALA OMAR
Tall'afar
Mosul
Erbil
SHORISH
IRAN
Chemchemal
Kirkuk
IRAQ
Khor Mor
IRAQ
OMV (OP) 100%
50 Kilometers
Tikrit

Background information:

Partners in Pearl Petroleum Company Limited

Crescent Petroleum Company International (joint operator)	40%
Dana Gas PJSC (joint operator)	40%
OMV Upstream GmbH (100% subsidiary of OMV E&P GmbH)	10%
MOL Hungarian Oil & Gas Public Limited Company	10%

OMV will consolidate its stake in Pearl Petroleum Company Limited at-equity.

Dana Gas JPSC is the first regional private-sector natural gas company in the Middle East and listed on the Abu Dhabi Stock Market. **Crescent Petroleum** is the oldest private exploration and production company in the Middle East. Both companies are headquartered in Sharjah in the United Arab Emirates.

OMV in Kurdistan Region of Iraq
Since November 2007, OMV Petroleum Exploration GmbH is the operator of two production sharing contracts for Mala Omar and Shorish blocks in the Kurdistan Region of Iraq. A 2D seismic survey over the blocks was acquired in 2008 and an exploration well is planned for Q4/09.

OMV Aktiengesellschaft
With Group sales of EUR 25.54 bn, a workforce of 41,282 employees in 2008, and a market capitalization of approximately EUR 8 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 17 countries in six core regions. OMV sells

approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV
Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 1 40440 21600; e-mail: investor.relations@omv.com

Michaela Huber, Press
Tel. +43 1 40440 21475; e-mail: michaela.huber@omv.com

Homepage: www.omv.com

Next result announcement: January – June and Q2 2009 on August 5, 2009